EXHIBIT 99.2

For Immediate Release	Date: April 25, 2023
23-36-TR

Teck Reports Unaudited First Quarter Results for 2023

Significant milestones achieved in copper growth strategy and strong financial results in the first quarter

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2023.

“We had a positive start to the year with strong financial performance in the first quarter driven by strong commodity prices and steelmaking coal sales,” said Jonathan Price, CEO. “We achieved a number of significant milestones in our copper growth strategy this quarter including first copper concentrate production at QB2, the cornerstone of our copper growth strategy, while making advances across our pipeline of near and medium-term projects. The progress in our copper growth pipeline reinforces the underlying value and optionality in our base metals business."

Highlights

•	Adjusted profit attributable to shareholders[1] of $930 million or $1.81 per share in Q1 2023.
•	Profit from continuing operations attributable to shareholders[1] of $1.2 billion or $2.27 per share in Q1 2023.
•	Adjusted EBITDA[1] was $2.0 billion in Q1 2023 driven by continued robust commodity prices and strong steelmaking coal sales volumes. Profit from continuing operations before taxes was $1.9 billion in Q1 2023.
•	We generated cash flows from operations of $1.1 billion in the quarter, ending with a cash balance of $2.3 billion. Our liquidity as at April 25, 2023 is $8.0 billion, including $2.6 billion of cash.
•	We returned $321 million to shareholders through dividends in Q1 2023.
•	At QB2, we have produced our first bulk copper concentrate, continue to advance commissioning and will ramp-up to full production through 2023.
•	We successfully closed transactions related to the joint venture partnerships for the NewRange and San Nicolás projects, which are key milestones in advancing our copper growth strategy, and the sales of Quintette and our interest in Fort Hills.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2023

Financial Metrics (CAD$ in millions, except per share data)	Q1 2023	Q1 2022
Revenue	$3,785	$4,616
Gross profit	$1,666	$2,478
Gross profit before depreciation and amortization[1]	$2,089	$2,893
Profit from continuing operations before taxes	$1,856	$2,368
Adjusted EBITDA[1]	$1,972	$3,044
Profit from continuing operations attributable to shareholders	$1,166	$1,519
Adjusted profit attributable to shareholders[1]	$930	$1,620
Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Adjusted basic earnings per share[1]	$1.81	$3.02
Adjusted diluted earnings per share[1]	$1.78	$2.96

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	QB2 is in commissioning of Line 1 at the concentrator and our focus continues to be on system completion and handover as part of the continuous commissioning and ramp-up plan through 2023.

•	The start of Line 1 commissioning commenced in January; however, our first copper milestone was not achieved until late March. This delay, combined with recent foreign exchange impacts, has resulted in pressure on our project capital cost guidance for QB2 which could increase total capital costs for the project to US$8.0 to $8.2 billion. Over 30% of the increase from our previously disclosed guidance relates to non-controllable foreign exchange impacts. Significant efforts are ongoing to mitigate the cost pressures.

•	Our 2023 production guidance is unchanged and we continue to expect QB2 to be operating at full production rates by the end of 2023.

Safety and Sustainability Leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.10 in the first quarter.

•	We issued a report on our low-carbon Special High Grade (SHG) refined zinc product, confirming each tonne of SHG zinc from Trail Operations generates 0.93 tonnes of carbon dioxide equivalent (CO2e) compared to the estimated global average of 3 — 4 tonnes of CO2e per tonne.

•	We released our 22nd Annual Sustainability Report, outlining Teck’s sustainability performance including improvements in health & safety, climate action, diversity and other areas.

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Guidance

•	There has been no change in our previously issued annual guidance, with the exception of QB2 capital cost guidance, as noted above. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 27 — 31.

2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	390 - 445
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q2 2023
Red Dog zinc in concentrate sales (000’s tonnes)	45 - 55
Steelmaking coal sales (million tonnes)	6.2 - 6.6
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)1 2	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)[1]	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

3	Teck Resources Limited 2023 First Quarter News Release

This management’s discussion and analysis is dated as at April 25, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2023 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2022. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2022, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	First quarter profitability declined from the same period a year ago as a result of lower prices for all our principal products, as shown in the table below, and a decrease in sales volumes for copper and zinc. As reflected in our previously issued guidance, unit operating costs[1] were higher across our operations compared to the same period last year due to ongoing inflationary pressures and the effect of expected lower production levels. These items were partially offset by higher steelmaking coal sales volumes and a weaker Canadian dollar in the first quarter as compared with a year ago.

•	Base metal prices declined in the first quarter compared with a year ago, when prices had reached record levels. Copper prices were 11% lower than the same period last year, averaging US$4.05 per pound in the first quarter, and zinc prices decreased 16%, averaging US$1.42 per pound in the first quarter.

•	Realized steelmaking coal prices in the first quarter remained well above historical averages at US$282 per tonne, but declined 21% from the same period last year.

Average Prices and Exchange Rates	Three months ended March 31,		Change
	2023	2022
Copper (LME cash – US$/pound)	$4.05	$4.53	(11)%
Zinc (LME cash – US$/pound)	$1.42	$1.70	(16)%
Steelmaking coal (realized US$/tonne)	$282	$357	(21)%
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.27	6%

•	Copper production was 16% lower than a year ago, partly due to harder ore at Highland Valley Copper and lower grades at Antamina, as anticipated in our previously disclosed guidance. Production at Antamina was also impacted by severe weather that suspended operations for five days in late March. Copper sales volumes in the first quarter decreased by 14% from the same period a year ago due to the timing of sales and lower production levels.

•	Zinc in concentrate production was 8% lower than a year ago primarily due to severe weather events at both Red Dog and Antamina. By quarter end, both operations were back to stable operations. At Trail Operations, refined zinc production and sales volumes were 10% and 21% lower, respectively, than a year ago, as a result of the continued impacts of the extremely cold weather in December and unplanned maintenance. Refined zinc operations have been operating at expected levels since mid-February.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2023 First Quarter News Release

•	Steelmaking coal production was 7% higher than a year ago at 6.0 million tonnes, primarily as a result of improved mining productivity in the quarter. Steelmaking coal sales volumes of 6.2 million tonnes were 3% higher than a year ago and within our previously announced guidance range.

•	On March 31, 2023, we announced that QB2 produced its first bulk copper concentrate, and our focus continues to be on system completion and handover as part of the continuous commissioning and ramp-up plan through 2023.

•	Although we remain highly focused on managing our controllable operating expenditures, we continue to experience inflationary pressures across our business units, which increased our operating costs by 6% compared to the same period last year. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, is being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs are expected to continue to put upward pressure on our unit costs1 and sustaining capital expenditures in 2023, as reflected in our annual unit cost1 guidance.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the first quarter, profit from continuing operations attributable to shareholders was $1.2 billion, or $2.27 per share, compared to $1.5 billion, or $2.84 per share, in the same period last year. The decrease compared with a year ago is primarily due to lower prices for our principal products, higher unit costs due to inflationary pressures, as anticipated, and reduced sales volumes of copper and zinc.

Adjusted profit attributable to shareholders1 in the first quarter, taking into account the items identified in the table below, was $930 million, or $1.81 per share, compared with $1.6 billion, or $3.02 per share, in the first quarter of 2022. The most significant first quarter adjustments to profit, reflected in the table below, were after-tax gains of $186 million related to the Quintette and Mesaba transactions and after-tax proceeds of $68 million from the Elkview business interruption claim.

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Profit from continuing operations attributable to shareholders	$1,166	$1,519
Add (deduct) on an after-tax basis[2]:
QB2 variable consideration to IMSA and ENAMI	2	59
Environmental costs	13	(60)
Share-based compensation	18	82
Commodity derivatives	(4)	(37)
Loss (gain) on sale or contribution of assets	(186)	1
Elkview business interruption claim	(68)	–
Profit from discontinued operations[3]	–	52
Other	(11)	4
Adjusted profit attributable to shareholders[1]	$930	$1,620

Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Adjusted basic earnings per share[1]	$1.81	$3.02
Adjusted diluted earnings per share[1]	$1.78	$2.96

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Adjustments for the three months ended March 31, 2022 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $55 million of after-tax gains ($87 million, before tax) in the first quarter, or $0.11 per share.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

6	Teck Resources Limited 2023 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2023	2022
Revenue and profit
Revenue	$3,785	$4,616
Gross profit	$1,666	$2,478
Gross profit before depreciation and amortization[1]	$2,089	$2,893
Profit from continuing operations before taxes	$1,856	$2,368
Adjusted EBITDA[1]	$1,972	$3,044
Profit attributable to shareholders	$1,140	$1,571
Profit from continuing operations attributable to shareholders	$1,166	$1,519
Cash flow
Cash flow from operations	$1,092	$2,323
Property, plant and equipment expenditures	$1,271	$836
Capitalized stripping costs	$310	$233
Investments	$44	$39
Balance Sheet
Cash balances	$2,265	$2,465
Total assets	$53,758	$48,824
Debt and lease liabilities, including current portion	$7,606	$8,082
Per share amounts
Basic earnings per share	$2.22	$2.93
Diluted earnings per share	$2.18	$2.87
Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Dividends declared per share	$0.625	$0.625

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	57	67
Zinc in concentrate	145	158
Zinc – refined	62	69
Steelmaking coal (million tonnes)	6.0	5.6
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	59	69
Zinc in concentrate	109	169
Zinc – refined	55	69
Steelmaking coal (million tonnes)	6.2	6.0
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.05	$4.53
Zinc (LME cash – US$/pound)	$1.42	$1.70
Steelmaking coal (realized US$/tonne)	$282	$357
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.27

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina representing our proportionate ownership interest in this operation.

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BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Revenue
Copper	$763	$930
Zinc	616	920
Steelmaking coal	2,406	2,766
Total	$3,785	$4,616

Gross profit
Copper	$261	$451
Zinc	128	247
Steelmaking coal	1,277	1,780
Total	$1,666	$2,478

Gross profit before depreciation and amortization[1]
Copper	$373	$556
Zinc	173	305
Steelmaking coal	1,543	2,032
Total	$2,089	$2,893

Gross profit margins before depreciation and amortization[1]
Copper	49%	60%
Zinc	28%	33%
Steelmaking coal	64%	73%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2023 First Quarter News Release

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Copper price (realized – US$/pound)	$4.07	$4.51
Production (000’s tonnes)[1]	57	67
Sales (000’s tonnes)[1]	59	69
Gross profit	$261	$451
Gross profit before depreciation and amortization[2]	$373	$556
Property, plant and equipment expenditures	$1,103	$720

Performance

Gross profit from our copper business unit was $261 million in the first quarter compared with $451 million a year ago. Gross profit decreased from a year ago (see table below) primarily due to a decline in realized copper prices, lower production and sales volumes, and higher unit operating costs2 as expected in our annual unit cost guidance.

Copper production of 56,700 tonnes in the first quarter was 16% lower than a year ago. The decrease was primarily driven by harder ore and lower grades at Highland Valley Copper, as expected, and lower copper grades at Antamina. Production at Antamina was also impacted by severe weather in late March which required operations to be suspended for five days.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2022	$451
Increase (decrease):
Copper price realized	(78)
Sales volumes	(71)
Unit operating costs	(58)
Labour settlement (2022)	23
Co-product and by-product contribution	(18)
Foreign exchange (CAD$/US$)	19
Depreciation	(7)
Net decrease	$(190)
As reported in current quarter	$261

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2023 First Quarter News Release

Property, plant and equipment expenditures in the first quarter totaled $1.1 billion, including $75 million for sustaining capital and $903 million for project development expenditures for QB2. Capitalized stripping costs were $95 million in the first quarter, $32 million higher than a year ago, as expected in QB2 start up and as expected in the Antamina mine plan.

Markets

Although LME copper prices remained above long-term historic trends, prices in the first quarter declined by 11% compared with the same period a year ago. Global demand for copper metal remained well supported in the first quarter, with Chinese imports of copper concentrates and cathodes each increasing approximately 1.1% over the same period in 2022.

Tightness in the copper concentrate market eased towards the end of the first quarter with spot treatment charges rising, but remaining below the 2023 annual contract terms. Increased tonnages were made available to the seaborne market as a result of production resuming at several Peruvian mines affected by social unrest, the recovery of mines in Indonesia from flooding and the restarting of exports from Panama. Global stocks of copper cathode on exchanges around the world at the end of the quarter were 3.4 days of global consumption compared to the long-term average of 11.8 days. Stocks on exchanges and in bonded warehouses in China increased by 155,000 tonnes in the quarter with the majority of the increase attributable to the seasonal Lunar New Year stock build. Total visible stocks, including bonded stocks, remain at low levels at 5.7 days of consumption, compared to a long-term average of 14.5 days.

Operations

Highland Valley Copper

Copper production of 24,500 tonnes in the first quarter was 5,200 tonnes lower than a year ago due to harder ore and lower copper grade, as expected in the mine plan. Copper sales volumes of 26,300 tonnes in the first quarter were 9,300 tonnes lower than a year ago. Sales volumes in the first quarter last year were higher as a result of a draw down of inventory relating to logistics chains recovering from weather-related disruptions at the end of 2021. First quarter molybdenum production of 545,000 pounds was 282,000 pounds higher than a year ago, consistent with our previously disclosed guidance.

Operating costs were $187 million in the first quarter or $17 million higher than a year ago before changes in inventory and a one-time $23 million labour settlement in 2022. The increase in operating costs was primarily due to increased consumable costs and maintenance costs on the haul truck fleet to improve availability.

Antamina

Copper production (100% basis) of 91,100 tonnes in the first quarter was 19,800 tonnes lower than a year ago, primarily due to expected lower copper grades as well as severe weather events in late March as a result of Cyclone Yaku. The mix of mill feed in the quarter was 50% copper-only ore and 50% copper-zinc ore, similar with 51% copper-only ore and 49% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) of 83,300 tonnes in the first quarter was 31,800 tonnes lower than a year ago due to expected lower grade and recovery as well as the weather event previously mentioned.

Operating costs, before changes in inventory, were US$87 million (22.5% share) in the first quarter, similar with a year ago.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

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Carmen de Andacollo

Copper production of 9,800 tonnes in the first quarter was 300 tonnes lower than a year ago, primarily due to unplanned maintenance and lower copper grade.

Operating costs, before changes in inventory, in the first quarter of US$67 million were US$11 million higher than a year ago primarily due to higher consumable costs, most notably power costs.

Quebrada Blanca

Copper cathode production was 1,900 tonnes in the first quarter compared with 2,300 tonnes a year ago.

First bulk concentrate was produced in March at QB2 and the project continues to advance commissioning and will ramp up to full production through 2023.

Cost of Sales

Cost of sales was $502 million in the first quarter compared with $479 million in the same period last year. Total cash unit costs1 of product sold in the first quarter, before cash margins for by-products1, of US$2.30 per pound were US$0.39 per pound higher than the same period a year ago. This was due to the effect of lower production levels and higher consumables costs, specifically for power, as well as higher maintenance and repair costs. Cash margins for by-products1 were US$0.47 per pound compared with US$0.54 per pound in the same period a year ago due to lower zinc prices and volume. Total net cash units costs for copper, after cash margins for by-products1, of US$1.83 per pound were US$0.46 per pound higher than the same period a year ago. Although first quarter unit costs1 are slightly above our annual guidance range, the variance is timing related, and as such, our annual guidance range is unchanged.

	Three months ended March 31,
(amounts reported in US$ per pound)	2023	2022

Adjusted cash cost of sales1 2	$2.06	$1.73
Smelter processing charges	0.24	0.18
Total cash unit costs1 2	$2.30	$1.91
Cash margin for by-products1 2	(0.47)	(0.54)
Net cash unit costs1 2	$1.83	$1.37

Outlook

Our 2023 annual guidance for our copper business unit is outlined in our guidance tables on pages 27 — 31 and is unchanged from our previously issued guidance, with the exception of QB2 capital cost guidance.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

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Development Projects

Quebrada Blanca Phase 2

At Quebrada Blanca Phase 2, we have produced our first bulk copper concentrate, and continue to advance commissioning of Line 1 and construction completion of Line 2. This is part of the continuous commissioning plan and ramp-up through 2023.

Some of the key milestones achieved since our last quarterly update include:

•	Desalination plant operational and producing water;
•	Water pipeline in service delivering water to the concentrator;
•	Primary crusher and conveyors delivering ore to stockpile;
•	Grinding and flotation systems on Line 1 have produced first copper; commissioning is ongoing;
•	Tailings facility receiving tailings from commissioning activities; and
•	Pre-commissioning of the concentrate transport system in progress.

The start of Line 1 commissioning commenced in January; however, our first copper milestone was not achieved until late March. This delay, combined with recent foreign exchange impacts, has resulted in pressure on our project capital cost guidance for QB2 which could increase total capital costs for the project to US$8.0 to $8.2 billion. Over 30% of the increase from our previously disclosed guidance relates to non-controllable foreign exchange impacts. Significant efforts are ongoing to mitigate the cost pressures. Our 2023 production guidance is unchanged and we continue to expect QB2 to be operating at full production rates by the end of 2023.

Copper Growth

We achieved a number of important milestones in our copper growth strategy in the first quarter as we continue to actively advance our industry-leading copper growth portfolio. These milestones included the closing of the NewRange Copper Nickel and San Nicolás joint venture partnerships along with meaningful advances in study work, community engagement and permitting across all of the assets. Our approach is driven by balancing growth and return of capital, informed by setting milestone objectives with prudent investment plans to de-risk development of each of the assets, including permitting.

We continue to advance the feasibility study for the Quebrada Blanca Mill Expansion (QBME) project which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of the orebody, while leveraging existing infrastructure to maximize capital efficiency. The feasibility study, that was initiated in mid-2022, is expected to be completed in the second half of 2023. A permit application was submitted to the Chilean regulator in early 2023 and accepted for review. We are now working with the regulator to progress the application. QBME is expected to be a significant contributor to our near-term copper growth portfolio with potential first production as early as 2026.

On February 15, 2023, we announced the closing of an agreement with PolyMet Mining Corp (PolyMet) to form a 50:50 joint venture to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint venture is held and operated through a new entity called NewRange Copper Nickel LLC. A new leadership and management team in place, which is now focused on advancing permitting and development of the NorthMet deposit and permitting of the Mesaba deposit to deliver critical minerals copper, nickel, cobalt, platinum and palladium. Updates to the NorthMet feasibility study, including design, construction, execution plans and cost estimates, are underway and expected to be complete by the first half of 2024. The creation of the NewRange Copper Nickel joint venture brings together two large, well-defined mineral resources in the established Iron Range mining region of Minnesota.

On April 6, 2023, we announced that the San Nicolás joint venture transaction between Teck and Agnico Eagle to advance the San Nicolás copper-zinc development project had closed. Teck and Agnico Eagle are now 50/50 joint venture partners at San Nicolás, working together to advance permitting and development of the high-quality copper-zinc San Nicolás project located in Zacatecas, Mexico. The joint venture partners are planning to submit an Environmental Impact Assessment and Permit application for

12	Teck Resources Limited 2023 First Quarter News Release

San Nicolás in the first half of 2023 and are targeting completion of a feasibility study in the first half of 2024.

At Highland Valley Copper, work continues on a feasibility study, detailed social baseline studies, community discussions and related environmental permitting work for our HVC 2040 project, which has the potential to extend operations to at least 2044. Completion of the feasibility study, expected in the second half of 2023, is running in parallel to community discussions and an environmental impact assessment and permit submission planned in the second half of 2023.

At Zafranal, the team is working closely with SENACE, the Peruvian Regulatory Authority, to complete the review and approval of the Zafranal SEIA which is expected to be received in the second quarter of 2023. Updates to the capital and operating cost estimates from the January 2020 Feasibility Study are underway with detailed engineering to formally commence in the second half of 2023.

At Galore Creek, Teck and its partner Newmont Corporation updated the Mineral Resource estimate for the Galore Creek copper-gold-silver project in January 2023, resulting in an addition of 837 million pounds of copper and 24 million ounces of silver in Measured and Indicated Resources. The update also included an 8.5% increase in estimated tonnes in the Measured and Indicated Resource categories. The partners continue to advance prefeasibility study work on the Galore Creek project which is expected to conclude in the second half of 2023.

Strategic, technical and commercial assessments, including focused field programs, permitting and community engagement work, for the advancement of Mesaba, Schaft Creek and NuevaUnión are ongoing.

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ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Zinc price (realized – US$/pound)	$1.43	$1.65
Production (000’s tonnes)
Refined zinc	62	69
Zinc in concentrate[1]	126	132
Sales (000’s tonnes)
Refined zinc	55	69
Zinc in concentrate[1]	89	145
Gross profit	$128	$247
Gross profit before depreciation and amortization[2]	$173	$305
Property, plant and equipment expenditures	$36	$20

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $128 million in the first quarter compared with $247 million a year ago. Gross profit decreased compared with a year ago (see table below) primarily due to lower zinc in concentrate and refined zinc sales volumes and higher operating costs, which were slightly offset by a US$0.22 per pound increase in zinc premiums on our refined zinc sales despite a 16% decrease in LME zinc price.

At our Red Dog Operations, zinc production in the first quarter decreased by 4%, or 5,400 tonnes, while lead production increased by 7% compared with the same period last year. The decrease in zinc production was driven by severe weather that impacted operations in the first quarter. At our Trail Operations, refined zinc production was 10% and refined lead was 14% lower than a year ago. Zinc production was impacted by continued effects of the severe weather experienced in December and unplanned maintenance on one zinc roaster. Lead production was impacted by KIVCET boiler repairs requiring a 22-day unplanned shutdown of KIVCET, and returned to operation by the end of the quarter.

14	Teck Resources Limited 2023 First Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the fourth quarter of 2022	$247
Increase (decrease):
Zinc price realized	(15)
Sales volumes	(123)
Unit operating costs	(35)
Co-product and by-product contribution	(30)
Royalties	48
Foreign exchange	23
Depreciation	13
Net decrease	$(119)
As reported in current quarter	$128

Property, plant and equipment expenditures in the first quarter totaled $36 million, including $27 million for sustaining capital, of which $15 million relates to our Trail Operations and $12 million relating to our Red Dog Operations.

Markets

The refined zinc market eased slightly in the first quarter in Europe and North America as several European smelters returned to production and imports from Asia helped reduce the backlog of orders while premiums in both markets remained above historic levels. Prices for zinc on the London Metals Exchange in the first quarter averaged US$1.42 per pound, a decline from record highs in the first quarter of 2022 of US$1.80 per pound. Zinc prices continue to be impacted by rising inflationary pressures, concerns of an economic slowdown in North America and Europe and a slower than expected return of Chinese spending. Automotive sales and production improved in the quarter, but remain below historic levels on ongoing raw materials shortages and supply chain issues. Physical demand for zinc metal for use in preserving steel for infrastructure applications and renewable energy remains well supported.

The zinc concentrate market improved with spot treatment charges falling in the first quarter as Chinese buyers continue to restock and European smelters resumed production as power prices moderated. Imports of zinc concentrates to China in the first quarter increased 28% in the second half of 2022 over the previous six months and continued to increase in the first quarter of 2023, up 30% over the first three months of 2022. Imports over the last twelve months reached 1.9 million tonnes, which is the highest rolling twelve month level since 2009.

Although LME zinc stocks rose by 13,000 tonnes in the first quarter and are up 41% over last year, they still represent some of the lowest levels since 1989. Stocks held on the Shanghai Futures Exchange (SHFE) rose 76,900 tonnes in the first quarter. Total global exchange stocks remained well below historical levels, ending the quarter at 3.8 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, rose by approximately 90,000 tonnes in the first quarter to less than 150,000 tonnes at the end of the quarter, representing an estimated 3.8 days of global demand, compared to the 25-year average of 18.2 days.

15	Teck Resources Limited 2023 First Quarter News Release

Operations

Red Dog

Zinc production decreased to 126,200 tonnes in the first quarter compared with 131,600 tonnes a year ago. The lower production was primarily due to severe snowstorms that resulted in capacity constraints in the concentrate storage facility impacting mill throughput. Zinc sales volumes were 39% lower in the first quarter compared to a year ago. Sales in the first quarter last year were higher than normal due to the late start to the 2021 shipping season.

Operating costs, before inventory changes, in the first quarter were US$104 million, or US$18 million higher than a year ago. The higher costs were expected and reflect the inflationary pressures of annual supplies and consumables delivered to Red Dog during the 2022 shipping season.

Trail Operations

Refined zinc production of 61,600 tonnes in the first quarter was 7,100 tonnes lower than a year ago and refined lead production was 16,000 tonnes in the first quarter, or 2,600 tonnes lower than a year ago. Refined zinc production was impacted by unplanned roaster brick repairs as well as continued impacts from the extremely cold weather in December. Lead production was impacted by significant KIVCET boiler repairs, despite extensive repairs completed in the fourth quarter of 2022. By the end of March, KIVCET was back in operation. Work is underway to determine timing of the boiler replacement, previously planned for 2026, based on this recent unplanned shutdown.

Operating costs, before changes in inventory, in the first quarter were 8% higher than a year ago at $146 million, primarily due to increased maintenance costs on the boiler and consumables costs.

Cost of Sales

Cost of sales was $488 million in the first quarter compared with $673 million a year ago, with the decrease driven by lower concentrate purchases at our Trail Operations, partially offset by higher consumable costs. Total cash unit costs1 of product sold in the first quarter for our zinc mining operations, before cash margins for by-products1, were US$0.68 per pound. This was US$0.19 per pound higher than a year ago and within our annual unit cost1 guidance, primarily driven by the increased cost of diesel and consumables as expected. Net cash unit costs1 for zinc in the first quarter, after cash margin for by-products1 of US$0.69 per pound were US$0.23 per pound higher compared with a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2023	2022

Adjusted cash cost of sales[1]	$0.44	$0.33
Smelter processing charges	0.24	0.16
Total cash unit costs[1]	$0.68	$0.49
Cash margin for by-products[1]	0.01	(0.03)
Net cash unit costs[1]	$0.69	$0.46

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

16	Teck Resources Limited 2023 First Quarter News Release

Outlook

Our 2023 annual guidance for our zinc business unit is outlined in our guidance tables on pages 27 — 31 and is unchanged from our previously issued guidance.

We currently expect sales of Red Dog zinc in concentrate to be in the range of 45,000 to 55,000 tonnes in the second quarter of 2023, reflecting the normal seasonal pattern of Red Dog sales.

17	Teck Resources Limited 2023 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Steelmaking coal price (realized US$/tonne)	$282	$357
Steelmaking coal price (realized CAD$/tonne)	$382	$452
Production (million tonnes)	6.0	5.6
Sales (million tonnes)	6.2	6.0
Gross profit	$1,277	$1,780
Gross profit before depreciation and amortization[1]	$1,543	$2,032
Property, plant and equipment expenditures	$126	$93

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $1.3 billion compared with $1.8 billion a year ago (see table below), primarily due to a 21% decrease in realized steelmaking coal prices. Steelmaking coal prices still remain strong and are well above historical averages.

First quarter sales volumes were 6.2 million tonnes, within our previously announced guidance and 3% higher than the same period last year. Logistics chain performance in the first quarter continued to be impacted by weather-related disruptions that occurred in the fourth quarter of 2022. Logistics chain performance substantially recovered to planned operating levels by March.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2022	$1,780
Increase (decrease):
Steelmaking coal price realized	(595)
Sales volumes	61
Operating and transportation unit costs	(106)
Foreign exchange	151
Depreciation	(14)
Net decrease	$(503)
As reported in current quarter	$1,277

Property, plant and equipment expenditures were $126 million in the first quarter, which included $33 million associated with water projects. Capitalized stripping costs were $202 million in the first quarter compared with $147 million in the same period last year due to a higher proportion of pits in early stages of mining and inflationary impacts on our mining and maintenance costs.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

18	Teck Resources Limited 2023 First Quarter News Release

Markets

The FOB Australia price assessments, lagged by one month, settled at US$315 per tonne; up from US$279 per tonne in the fourth quarter of 2022 and down from US$395 per tonne in the first quarter of 2022. Global steel production continued to recover in the first quarter. Steelmaking coal prices remained elevated through much of the quarter, driven by operational and logistics disruptions impacting Australian exports. Near the end of the quarter, prices softened as better weather started to result in increased supply of Australian products.

The CFR China price assessments for the first quarter averaged US$328 per tonne compared to US$305 per tonne in the fourth quarter of 2022 and US$405 per tonne in the first quarter of 2022. While China lifted the unofficial ban on Australian coal, limited volume was imported in the first quarter. Chinese steel mills also continue to rely on non-Australian coal to underpin the country’s pro-growth economic measures. This was supported by China recently extending its provisional zero tariff policy on coking coal imports through to the end of 2023.

Operations

First quarter steelmaking coal production of 6.0 million tonnes was 7% higher than the first quarter of 2022, supported by strong March performance, providing momentum for the remainder of 2023.

Total material movement during the first quarter was 8% higher than the same period a year ago due to strong mining productivity and utilization of available equipment hours, reflective of pre-pandemic rates. This was supported by continued improvements in absenteeism and workforce levels, which will remain a key priority until our workforce stabilizes at planned levels.

Cost of Sales

Cost of sales was $1.1 billion in the first quarter, up from $986 million in the same period last year. Adjusted site cash cost of sales1 were within our previously announced guidance at $89 per tonne in the first quarter, up from $77 per tonne a year ago. Our adjusted site cash cost of sales was higher than the same period a year ago, primarily due to inflationary cost pressures which have impacted rates with suppliers, most notably in repair and maintenance parts, and contractors.

Transportation unit costs1 in the first quarter were $50 per tonne compared to $46 per tonne in the same quarter last year. The increase was largely related to higher rail rates and port costs due to increased utilization of third party terminals used to catch up from the weather disruptions from the fourth quarter of 2022.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

19	Teck Resources Limited 2023 First Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2023	2022

Adjusted site cash cost of sales[1]	$89	$77
Transportation costs	50	46
Unit costs[1]	$139	$123

	Three months ended March 31,
(amounts reported in US$ per tonne)	2023	2022

Adjusted site cash cost of sales[1]	$66	$61
Transportation costs	37	36
Unit costs[1]	$103	$97

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the quarter also included a $23 per tonne charge for the amortization of capitalized stripping costs and $20 per tonne for other depreciation.

Outlook

Our 2023 annual guidance for our steelmaking coal business unit is outlined in our guidance tables on pages 27 — 31 and is unchanged from our previously issued guidance.

We anticipate second quarter steelmaking coal sales to be between 6.2 and 6.6 million tonnes, as we complete the remaining balance of delayed sales from the fourth quarter of 2022. The anticipated sales volumes for the second quarter will bring our clean coal inventories back down to normal levels and is based on the expectation that our logistics chain will perform at planned operating levels.

We continue to make improvements in workforce attraction and retention, which will help drive higher equipment hours and productivity as we continue to recover from workforce constraints and COVID-19 absenteeism.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2023 priorities include the ramp up of our current 77.5 million litres per day constructed water treatment capacity to designed operating rates by the end of the year, a fourfold increase from 2020.

With this additional capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

Our 2023 and 2024 guidance related to sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) are unchanged from our previously issued guidance. Key projects include the North Line Creek Phase 1 treatment, the Fording River North 1 Phase 3 Saturated Rock Fill (SRF), and the

20	Teck Resources Limited 2023 First Quarter News Release

advancement of the Fording River North 2 Phase 1 SRF, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The continued investment in water treatment during this time frame will further increase our constructed water treatment capacity to 120 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments, and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities.

The state of Montana's water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

21	Teck Resources Limited 2023 First Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $307 million in the first quarter compared with $117 million a year ago. Significant items in the first quarter included gains related to the Quintette and Mesaba transactions of $258 million, $102 million from the Elkview business interruption claim, and $87 million of positive settlement pricing adjustments, partly offset by $25 million of take or pay contracts and $22 million of share based compensation expense.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at December 31, 2022 and March 31, 2023.

	Outstanding at		Outstanding at
	March 31, 2023		December 31, 2022
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	134	4.08	168	3.80
Zinc	146	1.33	218	1.35

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $61 million in the first quarter was $16 million higher the same period last year partly due to higher accretion for our decommissioning and restoration provision. In the second half of 2023, we expect our finance expense to increase compared to 2022 as we capitalize less borrowing costs relating to the development of QB2 once we achieve commercial production.

Our non-operating income was $27 million in the first quarter compared with an expense of $81 million in the same period last year. The significant item in the quarter was the $40 million of foreign exchange gains.

Income Taxes

Provision for income and resource taxes was $655 million, or 35% of pre-tax profit. Our rate is higher than the Canadian statutory income tax rate of 27% due to resource taxes and higher taxes in some foreign jurisdictions.

We are subject to cash income and resource taxes in all jurisdictions. During the quarter, we began making monthly statutory minimum Canadian income tax instalments for the 2023 taxation year. Based on income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, previously deferred Canadian income tax payments of approximately $660 million associated with our 2022 earnings will be payable in February 2024 together with our final tax payments associated with our 2023 earnings.

Discontinued Operation

On February 2, 2023, we closed the transaction to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor for aggregate gross proceeds of approximately $1 billion in cash. We do not anticipate any tax payable on the disposal.

Results from our interest in Fort Hills have been classified as discontinued operation and assets held for sale beginning in the fourth quarter of 2022. During the first quarter, we had a loss of $26 million from discontinued operations, reflecting the financial results of Fort Hills up to the closing transaction date of February 2, 2023.

22	Teck Resources Limited 2023 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31, 2023		December 31, 2022

Term notes	$2,470		$2,585
QB2 US$2.5 billion limited recourse project finance facility	2,500		2,500
Lease liabilities	423		422
Carmen de Andacollo short-term loans	70		52
Antamina credit facilities	225		225
Less unamortized fees and discounts	(68)		(71)
Debt (US$ in millions)	$5,620		$5,713

Debt (Canadian $ equivalent)[1] (A)	$7,606		$7,738
Less cash balances	(2,265)		(1,883)
Net debt[2] (B)	$5,341		$5,855
Equity (C)	$27,480		$26,511
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	16%		18%
Net debt to adjusted EBITDA ratio[2]	0.6	x	0.6	x
Weighted average coupon rate on the term notes	5.4%		5.3%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.0 billion as at April 25, 2023, including $2.6 billion of cash.

On February 1, 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 16% at March 31, 2023.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.5 billion at March 31, 2023. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

23	Teck Resources Limited 2023 First Quarter News Release

Operating Cash Flow

Cash flow from operations in the first quarter was $1.1 billion compared with $2.3 billion a year ago primarily, with the decrease reflecting lower prices for our primary products and reduced sales volumes.

During the first quarter, changes in working capital items resulted in a use of cash of $654 million compared with $516 million a year ago. The large use of cash in both periods was primarily due to an increase in accounts receivable as a result of the timing of sales, particularly relating to steelmaking coal, and a reduction of accounts payable. Typically, in the first quarter of each year we have a use of cash through our working capital by way of reduction of accounts payables and other liabilities due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog, as well as other various annual expenses paid in the first quarter.

Investing Activities

Expenditures on property, plant and equipment were $1.3 billion in the first quarter, including $903 million for the QB2 project and $230 million on sustaining capital. The largest components of sustaining capital expenditures were $122 million at our steelmaking coal operations, $28 million at Quebrada Blanca and $25 million at Antamina.

Capitalized production stripping costs were $310 million in the first quarter compared with $233 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Stripping costs were higher than a year ago primarily due to steelmaking coal operations reaching a notable peak period of capitalized stripping to advance the development of mine pits in support of future production. In addition, higher stripping costs reflect initial pre-stripping activities at Quebrada Blanca to ready the operations and the impact of inflationary pressures across our operations.

In early February, we received cash proceeds of approximately $1.0 billion upon completing the sale of our 21.3% interest in Fort Hills.

The table below summarizes our year-to-date capital spending for 2023:

($ in millions)	Sustaining	Growth	QB2 Project	QB2 Ramp-up	Sub-total	Capitalized Stripping	Total

Copper	$75	$53	$903	$72	$1,103	$95	$1,198
Zinc	27	9	–	–	$36	13	$49
Steelmaking coal	122	4	–	–	$126	202	$328
Corporate	6	–	–	–	$6	–	$6
	$230	$66	$903	$72	$1,271	$310	$1,581

Financing Activities

In the first quarter, we redeemed our 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

Interest and various finance fees and charges paid in the first quarter, including amounts capitalized, were $95 million, $11 million lower than year ago reflecting the lower balance on our notes as a result of purchases made in 2022.

In the first quarter, we paid $321 million in respect of our regular base quarterly dividend of $0.125 per share and a supplemental dividend of $0.50 per share.

24	Teck Resources Limited 2023 First Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2023, approximately $2.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, as well as the predicted impact on economic growth and demand for our products of monetary policy aimed at curtailing inflation in various jurisdictions are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

25	Teck Resources Limited 2023 First Quarter News Release

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2023 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$60	$98
Copper (000's tonnes)	417.5	US$0.01/lb	$6	$11
Zinc (000's tonnes)[3]	945.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$19	$29
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 280,000 tonnes of refined zinc and 665,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

26	Teck Resources Limited 2023 First Quarter News Release

GUIDANCE

Our guidance for 2023, including production guidance for the following three years, is outlined in the tables below. The guidance ranges reflect uncertainties including the potential for extreme weather events and other potential disruptions. The guidance outlined below is unchanged from our previous disclosures, with the exception of our QB2 capital cost guidance.

Like others in the industry, we continue to face inflationary pressures, which have increased our operating costs compared to prior years. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel and other key input costs, as well as profit-based compensation, put upward pressure on our unit costs1 in 2022 and are expected to persist through 2023.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

27	Teck Resources Limited 2023 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2022, our guidance for production for 2023 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal and molybdenum)	2022	Previous Guidance 2023	Change	Current Guidance 2023	Previous Three-Year Guidance 2024 – 2026	Change	Current Guidance 2024 – 2026

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.1	110 - 118	–	110 - 118	120 - 165	–	120 - 165
Antamina	102.3	90 - 97	–	90 - 97	90 - 100	–	90 - 100
Carmen de Andacollo	39.5	40 - 50	–	40 - 50	50 - 60	–	50 - 60
Quebrada Blanca	9.6	150 - 180	–	150 - 180	285 - 315	–	285 - 315
	270.5	390 - 445	–	390 - 445	545 - 640	–	545 - 640
Zinc1 2 4
Red Dog	553.1	550 - 580	–	550 - 580	500 - 550	–	500 - 550
Antamina	97.4	95 - 105	–	95 - 105	55 - 95	–	55 - 95
	650.5	645 - 685	–	645 - 685	555 - 645	–	555 - 645
Refined zinc
Trail Operations	248.9	270 - 290	–	270 - 290	280 - 310	–	280 - 310
Steelmaking coal (million tonnes)	21.5	24.0 - 26.0	–	24.0 - 26.0	24.0 - 26.0	–	24.0 - 26.0

OTHER PRODUCTS
Lead[1]
Red Dog	79.5	110 - 125	–	110 - 125	85 - 95	–	85 - 95
Molybdenum (million pounds)1 2
Highland Valley Copper	1.0	0.8 - 1.2	–	0.8 - 1.2	2.0 - 6.0	–	2.0 - 6.0
Antamina	1.5	2.2 - 2.6	–	2.2 - 2.6	2.0 - 4.0	–	2.0 - 4.0
Quebrada Blanca	–	1.5 - 3.0	–	1.5 - 3.0	10.0 - 14.0	–	10.0 - 14.0
	2.5	4.5 - 6.8	–	4.5 - 6.8	14.0 - 24.0	–	14.0 - 24.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

28	Teck Resources Limited 2023 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2023	Guidance Q2 2023
Zinc (000's tonnes)[1]
Red Dog	89	45 - 55
Steelmaking coal (million tonnes)	6.2	6.2 - 6.6

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2022 and our unit cost guidance for selected principal products in 2023.

	2022	Previous Guidance 2023	Change	Current Guidance 2023

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.02	2.05 - 2.25	–	2.05 - 2.25
Net cash unit costs3 4 (US$/lb.)	1.56	1.60 - 1.80	–	1.60 - 1.80

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.58	0.68 - 0.78	–	0.68 - 0.78
Net cash unit costs3 4 (US$/lb.)	0.44	0.50 - 0.60	–	0.50 - 0.60

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	89	88 - 96	–	88 - 96
Transportation costs (CAD$/tonne)	47	45 - 48	–	45 - 48

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3.	After co-product and by-product margins and excluding Quebrada Blanca.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

29	Teck Resources Limited 2023 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2022 and our capital expenditure guidance for 2023.

(Teck’s share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Sustaining
Copper[1]	$297	$510	$–	$510
Zinc	244	150	–	150
Steelmaking coal[2]	520	760	–	760
Corporate	17	10	–	10
	$1,078	$1,430	$–	$1,430
Growth
Copper[3]	$217	$250	$–	$250
Zinc	37	80	–	80
Steelmaking coal	30	30	–	30
Corporate	1	–	–	–
	$285	$360	$–	$360
Total
Copper	$514	$760	$–	$760
Zinc	281	230	–	230
Steelmaking coal	550	790	–	790
Corporate	18	10	–	10
	$1,363	$1,790	$–	$1,790

QB2 capital expenditures	$3,060	$1,200 - 1,750	$450	$1,650 - 2,200
Total before SMM and SC contributions	4,423	2,990 - 3,540	450	3,440 - 3,990
Estimated SMM and SC contributions to capital expenditures	(1,090)	(520) - (700)	(150)	(670) - (850)
Estimated QB2 project financing draw to capital expenditures	(315)	–	–	–
Total, net of partner contributions and project financing	$3,018	$2,470 - 2,840	$300	$2,770 - 3,140

Notes:

1.	Copper sustaining capital guidance for 2023 includes Quebrada Blanca concentrate operations.
2.	Steelmaking coal sustaining capital 2023 guidance includes $220 million of water treatment capital. 2022 guidance includes $200 million of water treatment capital.
3.	Copper growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), Quebrada Blanca Mill Expansion (QBME), Galore Creek, Schaft Creek and NuevaUnión.

30	Teck Resources Limited 2023 First Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Copper	$336	$295	$–	$295
Zinc	89	55	–	55
Steelmaking coal	617	750	–	750
	$1,042	$1,100	$–	$1,100

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2023	2022				2021
(in millions, except for share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,785	$3,140	$4,260	$5,300	$4,616	$4,196	$3,792	$2,394	$2,384
Gross profit	1,666	1,154	1,797	3,142	2,478	2,114	1,690	723	687
Profit (loss) attributable to shareholders	1,140	266	(195)	1,675	1,571	1,487	816	260	305
Basic earnings (loss) per share	$2.22	$0.52	$(0.37)	$3.12	$2.93	$2.79	$1.53	$0.49	$0.57
Diluted earnings (loss) per share	$2.18	$0.51	$(0.37)	$3.07	$2.87	$2.74	$1.51	$0.48	$0.57
Cash flow from operations	$1,092	$930	$1,809	$2,921	$2,323	$2,098	$1,480	$575	$585

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2022 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

31	Teck Resources Limited 2023 First Quarter News Release

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, allowing for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

During the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. As at March 31, 2023, we have not yet transitioned the remaining financial instruments that use the LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our annual financial statements.

OUTSTANDING SHARE DATA

As at April 25, 2023, there were 507.2 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 15.2 million share options outstanding with exercise prices ranging between $5.34 and $54.47 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2022 audited consolidated financial statements.

32	Teck Resources Limited 2023 First Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

33	Teck Resources Limited 2023 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2023	2022

REVENUE
Copper
Highland Valley Copper	$315	$444
Antamina	331	360
Carmen de Andacollo	97	97
Quebrada Blanca	20	29
	763	930

Zinc
Trail Operations	483	584
Red Dog	264	524
Other	2	3
Intra-segment revenue	(133)	(191)
	616	920

Steelmaking coal	2,406	2,766
TOTAL REVENUE	$3,785	$4,616

GROSS PROFIT
Copper
Highland Valley Copper	$97	$200
Antamina	176	214
Carmen de Andacollo	(5)	25
Quebrada Blanca	(3)	12
Other	(4)	–
	261	451

Zinc
Trail Operations	12	14
Red Dog	106	236
Other	10	(3)
	128	247

Steelmaking coal	1,277	1,780
TOTAL GROSS PROFIT	$1,666	$2,478

34	Teck Resources Limited 2023 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2023	2022

OPERATING COSTS
Copper
Highland Valley Copper	$170	$185
Antamina	85	78
Carmen de Andacollo	77	53
Quebrada Blanca	21	16
Other	4	–
	357	332

Zinc
Trail Operations	158	145
Red Dog	75	75
Other	(8)	6
	225	226

Steelmaking coal	551	459
Total operating costs	$1,133	$1,017

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$9	$13
Antamina	8	12
Carmen de Andacollo	8	5
	25	30

Zinc
Trail Operations	34	35
Red Dog	24	38
	58	73

Steelmaking coal	312	275
Total transportation costs	$395	$378

35	Teck Resources Limited 2023 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2023	2022

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$255	$370
Intra-segment purchases	(133)	(191)
Total raw material purchases	$122	$179

ROYALTY COSTS
Copper
Antamina	$8	$12

Zinc
Red Dog	38	137
Total royalty costs	$46	$149

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$39	$46
Antamina	54	44
Carmen de Andacollo	17	14
Quebrada Blanca	2	1
	112	105

Zinc
Trail Operations	24	20
Red Dog	21	38
	45	58

Steelmaking coal	266	252
Total depreciation and amortization	$423	$415
TOTAL COST OF SALES	$2,119	$2,138

36	Teck Resources Limited 2023 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2023	2022

Copper
Highland Valley Copper	$38	$35
Antamina	35	27
Carmen de Andacollo	3	1
Quebrada Blanca	19	–
	95	63

Zinc
Red Dog	13	23
Steelmaking coal	202	147
Total	$310	$233

37	Teck Resources Limited 2023 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2023	2022

Highland Valley Copper
Tonnes mined (000's)	18,438	18,317
Tonnes milled (000's)	9,007	9,609
Copper
Grade (%)	0.29	0.34
Recovery (%)	91.3	90.8
Production (000's tonnes)	24.5	29.7
Sales (000's tonnes)	26.3	35.6
Molybdenum
Production (million pounds)	0.5	0.3
Sales (million pounds)	0.3	0.4

Antamina
Tonnes mined (000's)	57,939	58,118
Tonnes milled (000's)
Copper-only ore	6,201	6,663
Copper-zinc ore	6,148	6,472
	12,349	13,135
Copper[1]
Grade (%)	0.88	0.94
Recovery (%)	87.4	88.0
Production (000's tonnes)	91.1	110.9
Sales (000's tonnes)	99.5	101.2

Zinc[1]
Grade (%)	1.82	2.02
Recovery (%)	84.2	85.6
Production (000's tonnes)	83.3	115.1
Sales (000's tonnes)	91.1	104.9

Molybdenum
Production (million pounds)	1.5	1.2
Sales (million pounds)	2.0	1.3

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

38	Teck Resources Limited 2023 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2023	2022

Carmen de Andacollo
Tonnes mined (000’s)	5,731	5,074
Tonnes milled (000’s)	4,246	4,196
Copper
Grade (%)	0.30	0.28
Recovery (%)	77.2	82.5
Production (000’s tonnes)	9.8	9.8
Sales (000’s tonnes)	9.2	8.4

Copper cathode
Production (000’s tonnes)	0.1	0.3
Sales (000’s tonnes)	–	0.3

Gold[1]
Production (000’s ounces)	5.5	6.5
Sales (000’s ounces)	6.3	6.8

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	1.9	2.3

Sales (000's tonnes)	1.6	2.3

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	122	131
Lead	27	32
Metal production
Zinc (000's tonnes)	61.6	68.7
Lead (000's tonnes)	16.0	18.6
Silver (million ounces)	2.4	3.0
Gold (000's ounces)	4.1	8.5

Metal sales
Zinc (000's tonnes)	54.5	69.0
Lead (000's tonnes)	14.9	19.1
Silver (million ounces)	2.3	3.0
Gold (000's ounces)	4.1	7.8

39	Teck Resources Limited 2023 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2023	2022
Red Dog
Tonnes mined (000's)	2,264	3,025
Tonnes milled (000's)	992	1,028
Zinc
Grade (%)	15.4	15.2
Recovery (%)	82.8	84.3
Production (000's tonnes)	126.2	131.6
Sales (000's tonnes)	88.7	145.1
Lead
Grade (%)	4.3	3.8
Recovery (%)	54.4	55.1
Production (000's tonnes)	23.1	21.5
Sales (000's tonnes)	–	–

Steelmaking coal
Waste production (million BCM’s)	60.0	55.9
Clean coal production (million tonnes)	6.0	5.6
Clean coal strip ratio (waste BCM’s/coal tonnes)	10.0:1	10.0:1
Sales (million tonnes)	6.2	6.0

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

40	Teck Resources Limited 2023 First Quarter News Release

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

41	Teck Resources Limited 2023 First Quarter News Release

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

42	Teck Resources Limited 2023 First Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Profit from continuing operations attributable to shareholders	$1,166	$1,519
Add (deduct) on an after-tax basis[1]:
QB2 variable consideration to IMSA and ENAMI	2	59
Environmental costs	13	(60)
Share-based compensation	18	82
Commodity derivatives	(4)	(37)
Loss (gain) on sale or contribution of assets	(186)	1
Elkview business interruption claim	(68)	–
Profit from discontinued operations[2]	–	52
Other	(11)	4
Adjusted profit attributable to shareholders	$930	$1,620

Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Adjusted basic earnings per share	$1.81	$3.02
Adjusted diluted earnings per share	$1.78	$2.96

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

43	Teck Resources Limited 2023 First Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2023	2022

Basic earnings per share from continuing operations	$2.27	$2.84
Add (deduct)[1]:
QB2 variable consideration to IMSA and ENAMI	–	0.11
Environmental costs	0.03	(0.11)
Share-based compensation	0.03	0.15
Commodity derivatives	(0.01)	(0.07)
Loss (gain) on sale or contribution of assets	(0.36)	–
Elkview business interruption claim	(0.13)	–
Profit from discontinued operations[2]	–	0.09
Other	(0.02)	0.01
Adjusted basic earnings per share	$1.81	$3.02

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2023	2022

Diluted earnings per share from continuing operations	$2.23	$2.78
Add (deduct)[1]:
QB2 variable consideration to IMSA and ENAMI	–	0.11
Environmental costs	0.03	(0.11)
Share-based compensation	0.03	0.15
Commodity derivatives	(0.01)	(0.07)
Loss (gain) on sale or contribution of assets	(0.36)	–
Elkview business interruption claim	(0.13)	–
Profit from discontinued operations[2]	–	0.09
Other	(0.01)	0.01
Adjusted diluted earnings per share	$1.78	$2.96

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

44	Teck Resources Limited 2023 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2022		(B) Three months ended March 31, 2022	(C) Three months ended March 31, 2023	(A-B+C) Twelve months ended March 31, 2023

Profit from continuing operations before taxes	$6,565		$2,368	$1,856	$6,053
Finance expense net of finance income	150		43	30	137
Depreciation and amortization	1,674		415	423	1,682
EBITDA	$8,389		$2,826	$2,309	$7,872

Add (deduct)[1]:
Asset impairment	1,234		–		1,234
Loss on debt purchase	58		–		58
QB2 variable consideration to IMSA and ENAMI	188		99	2	91
Environmental costs	128		(82)	17	227
Inventory write-down	50		–		50
Share-based compensation	236		110	22	148
Commodity derivatives	(35)		(49)	(6)	8
Gain on sale of investments and assets	18		2	(258)	(242)
Elkview business interruption claim	–		–	(102)	(102)
Profit (loss) from discontinued operations[2]	(811)		122	–	(933)
Other	113		16	(12)	85
Adjusted EBITDA	$9,568	(D)	$3,044	$1,972	$8,496	(E)

Total debt at period end	$7,738	(F)			$7,606	(G)
Less: cash and cash equivalents at period end	(1,883)				(2,265)
Net debt	$5,855	(H)			$5,341	(I)

Debt to adjusted EBITDA ratio	0.8	(F/D)			0.9	(G/E)
Net Debt to adjusted EBITDA ratio	0.6	(H/D)			0.6	(I/E)
Equity attributable to shareholders of the company	$25,473	(J)			$26,316	(K)
Other financial obligations	$441	(L)			$268	(M)
Adjusted Net debt to capitalization ratio	0.19	(H+L)/ (F+J+L)			0.16	(I+M)/ (G+K+M)

Notes:

1.	Adjustments for the (A) twelve months ended December 31, 2022 and (B) three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the (A) nine months ended September 30, 2022 and (B) three months ended March 31, 2022.

45	Teck Resources Limited 2023 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Profit from continuing operations before taxes	$1,856	$2,368
Finance expense net of finance income	30	43
Depreciation and amortization	423	415
EBITDA	2,309	2,826

Add (deduct)[1]:
QB2 variable consideration to IMSA and ENAMI	2	99
Environmental costs	17	(82)
Share-based compensation	22	110
Commodity derivatives	(6)	(49)
Loss (gain) on sale or contribution of assets	(258)	2
Elkview business interruption claim	(102)	–
Profit from discontinued operations[2]	–	122
Other	(12)	16
Adjusted EBITDA	$1,972	$3,044

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

46	Teck Resources Limited 2023 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Gross profit	$1,666	$2,478
Depreciation and amortization	423	415
Gross profit before depreciation and amortization	$2,089	$2,893

Reported as:
Copper
Highland Valley Copper	$136	$246
Antamina	230	258
Carmen de Andacollo	12	39
Quebrada Blanca	(1)	13
Other	(4)	–
	373	556

Zinc
Trail Operations	36	34
Red Dog	127	274
Other	10	(3)
	173	305

Steelmaking coal	1,543	2,032
Gross profit before depreciation and amortization	$2,089	$2,893

47	Teck Resources Limited 2023 First Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Revenue
Copper (A)	$763	$930
Zinc (B)	616	920
Steelmaking coal (C)	2,406	2,766
Total	$3,785	$4,616

Gross profit before depreciation and amortization
Copper (E)	$373	$556
Zinc (F)	173	305
Steelmaking coal (G)	1,543	2,032
Total	$2,089	$2,893

Gross profit margins before depreciation and amortization
Copper (E/A)	49%	60%
Zinc (F/B)	28%	33%
Steelmaking coal (G/C)	64%	73%

48	Teck Resources Limited 2023 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2023	2022

Revenue as reported	$763	$930
Less:
Quebrada Blanca revenue as reported	(20)	(29)
By-product revenue (A)	(104)	(119)
Smelter processing charges (B)	39	33
Adjusted revenue	$678	$815

Cost of sales as reported	$502	$479
Less: Quebrada Blanca cost of sales as reported	(23)	(17)
	$479	$462
Less:
Depreciation and amortization	(110)	(104)
Inventory write-down	–	–
Labour settlement charges	–	(23)
By-product cost of sales (C)	(25)	(22)
Adjusted cash cost of sales (D)	$344	$313

Payable pounds sold (millions)[1] (E)	123.0	142.7

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.79	$2.19
Smelter processing charges (B/E)	0.32	0.23
Total cash unit costs – CAD$/pound	$3.11	$2.42

Cash margin for by-products – ((A – C)/E)	(0.64)	(0.68)
Net cash unit costs – CAD$/pound	$2.47	$1.74

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.27
Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.06	$1.73
Smelter processing charges	0.24	0.18
Total cash unit costs – US$/pound	$2.30	$1.91

Cash margin for by-products	(0.47)	(0.54)
Net cash unit costs – US$/pound	$1.83	$1.37

Notes:

1.	Excludes Quebrada Blanca sales.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

49	Teck Resources Limited 2023 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2023	2022
Revenue as reported	$616	$920
Less:
Trail Operations revenue as reported	(483)	(584)
Other revenue as reported	(2)	(3)
Add back: Intra-segment revenue as reported	133	191
	$264	$524
By-product revenue (A)	2	(10)
Smelter processing charges (B)	55	54
Adjusted revenue	$321	$568

Cost of sales as reported	$488	$673
Less:
Trail Operations cost of sales as reported	(471)	(570)
Other cost of sales as reported	8	(6)
Add back: Intra-segment purchases as reported	133	191
	$158	$288
Less:
Depreciation and amortization	(21)	(38)
Royalty costs	(38)	(137)
By-product cost of sales (C)	–	–
Adjusted cash cost of sales (D)	$99	$113
Payable pounds sold (millions) (E)	166.0	271.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.60	$0.42
Smelter processing charges (B/E)	0.33	0.20
Total cash unit costs – CAD$/pound	$0.93	$0.62
Cash margin for by-products – ((A - C)/E)	0.01	(0.04)
Net cash unit costs – CAD$/pound	$0.94	$0.58
US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.27

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.44	$0.33
Smelter processing charges	0.24	0.16
Total cash unit costs – US$/pound	$0.68	$0.49
Cash margin for by-products	0.01	(0.03)
Net cash unit costs – US$/pound	$0.69	$0.46

Notes:

1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

50	Teck Resources Limited 2023 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2023	2022

Cost of sales as reported	$1,129	$986
Less:
Transportation costs (A)	(312)	(275)
Depreciation and amortization	(266)	(252)
Adjusted site cash cost of sales (B)	$551	$459
Tonnes sold (millions) (C)	6.2	6.0

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (B/C)	$89	$77
Transportation costs (A/C)	50	46
Unit costs – CAD$/tonne	$139	$123

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.27
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$66	$61
Transportation costs	37	36
Unit costs – US$/tonne	$103	$97

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

51	Teck Resources Limited 2023 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the proposed separation of our business into two independent, publicly-listed companies; terms and conditions of the Separation, including the expected distribution of EVR shares and cash and the Transition Capital Structure to be retained by Teck; the timing for completion of the Separation; the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; expectation that cost pressures at QB2 can be mitigated, expectation that QB2 will reach ramp up to full production capacity by the end of 2023; timing of progress and milestones at our QB2 project, including system completion and handover; our expectation that the Antamina MEIA will be approved in the second half of 2023; execution of our copper growth strategy; expectations regarding our QBME project, including the impact of the project and associated timing expectations for permitting and production; expectations regarding the NewRange joint venture, including timing for completion of the NorthMet feasibility study; expectations regarding the San Nicolás project, including timing for submission of the environmental impact assessment and permit application and completion of the feasibility study; expectations regarding the Highland Valley Copper 2040 project, including that it has the potential to extend operations to at least 2044 and timing for feasibility study and environmental permitting; expectations regarding the Zafranal project, including expected receipt of the approval for the SEIA and timing thereof and advancement of the feasibility study; expectations regarding the Galore Creek project, including advancement of the prefeasibility study; expectations regarding the advancement of Schaft Creek and NuevaUnión; expectations regarding improvements in workforce attraction and retention and the impact thereof on our steelmaking coal business; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of the North Line Creek Phase 1, Fording River North 1 Phase 3 and Fording River North 2 Phase 1 SRFs; our expectation that we will increase our water treatment capacity to 120 million litres per day by the end of 2026; expectations regarding finance expenses for the second half of 2023; expectations regarding timing and amount of income tax payments; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to complete the Separation, including obtaining receipt of required approvals from the court, shareholders and the Toronto Stock Exchange; our ability to obtain the required approvals for the

52	Teck Resources Limited 2023 First Quarter News Release

proposed transaction to eliminate the multiple votes rights attached to the Class A common shares; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals or other conditions of closing necessary to complete the transactions or for other reasons; adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding changes or risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates and other risks inherent to our business; business disruption prior to or following the Separation; changes to our business and/or factors beyond Teck’s

53	Teck Resources Limited 2023 First Quarter News Release

control that could have a material adverse effect on Teck or the ability or desire to consummate the Separation and transactions with NSC and POSCO; the possibility that the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares may not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, including due to the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and other approvals and other conditions of closing necessary; changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production is dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated and successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2023 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 26, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

54	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2023 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2023	2022
Revenue (Note 5)	$3,785	$4,616

Cost of sales	(2,119)	(2,138)
Gross profit	1,666	2,478

Other operating income (expenses)
General and administration	(67)	(49)
Exploration	(13)	(17)
Research and innovation	(38)	(39)
Other operating income (expense) (Note 6)	307	117
Profit from operations	1,855	2,490
Finance income	31	2
Finance expense (Note 7)	(61)	(45)
Non-operating income (expense) (Note 8)	27	(81)
Share of profit of associates and joint ventures	4	2
Profit from continuing operations before taxes	1,856	2,368
Provision for income taxes	(655)	(862)
Profit from continuing operations for the period	1,201	1,506
Profit (loss) from discontinued operations (Note 3)	(26)	52
Profit for the period	$1,175	$1,558

Profit from continuing operations attributable to:
Shareholders of the company	$1,166	$1,519
Non-controlling interests	35	(13)
Profit from continuing operations for the period	$1,201	$1,506

Profit attributable to:
Shareholders of the company	$1,140	$1,571
Non-controlling interests	35	(13)
Profit for the period	$1,175	$1,558

Earnings per share from continuing operations
Basic	$2.27	$2.84
Diluted	$2.23	$2.78
Earnings (loss) per share from discontinued operations
Basic and diluted	$(0.05)	$0.09
Earnings per share
Basic	$2.22	$2.93
Diluted	$2.18	$2.87
Weighted average shares outstanding (millions)	514.1	535.8
Weighted average diluted shares outstanding (millions)	522.3	546.9
Shares outstanding at end of period (millions)	514.7	539.6

56	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Profit for the period	$1,175	$1,558

Other comprehensive loss for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $nil and $(3))	(10)	(147)
Changes in fair value of debt securities (net of taxes of $nil and $nil)	1	(3)
	(9)	(150)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil and $(11))	–	73
Remeasurements of retirement benefit plans (net of taxes of $(5) and $14)	5	(54)
	5	19
Total other comprehensive loss for the period	(4)	(131)
Total comprehensive income for the period	$1,171	$1,427

Total comprehensive income attributable to:
Shareholders of the company	$1,137	$1,452
Non-controlling interests	34	(25)
	$1,171	$1,427

Total comprehensive income attributable to shareholders of the company from:
Continuing operations	$1,163	$1,400
Discontinued operations	(26)	52
	$1,137	$1,452

57	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Operating activities
Profit from continuing operations for the period	$1,201	$1,506
Depreciation and amortization	423	415
Provision for income taxes	655	862
Gain on sale or contribution of assets	(266)	(1)
Net finance expense	30	43
Income taxes paid	(254)	(144)
Remeasurement of decommissioning and restoration provisions for closed operations	11	(83)
QB2 variable consideration to IMSA and ENAMI	2	99
Other	(56)	112
Net change in non-cash working capital items	(654)	(516)
Net cash provided by continuing operating activities	1,092	2,293
Net cash provided by discontinued operating activities	–	30
	1,092	2,323
Investing activities
Expenditures on property, plant and equipment	(1,271)	(836)
Capitalized production stripping costs	(310)	(233)
Expenditures on investments and other assets	(44)	(39)
Proceeds from sale of Fort Hills	1,014	–
Proceeds from investments and assets	53	9
Net cash used in continuing investing activities	(558)	(1,099)
Net cash used in discontinued investing activities	(14)	(31)
	(572)	(1,130)
Financing activities
Proceeds from debt	57	370
Redemption, purchase or repayment of debt	(177)	(236)
Repayment of lease liabilities	(36)	(32)
QB2 advances from SMM/SC	308	121
Interest and finance charges paid	(95)	(106)
Issuance of Class B subordinate voting shares	19	169
Purchase and cancellation of Class B subordinate voting shares	–	(90)
Dividends paid	(321)	(337)
Contributions from non-controlling interests	104	41
Distributions to non-controlling interests	(12)	(18)
Other liabilities	(8)	3
Net cash used in continuing financing activities	(161)	(115)
Net cash used in discontinued financing activities	(3)	(7)
	(164)	(122)
Increase in cash and cash equivalents	356	1,071
Change in cash classified as held for sale	29	–
Effect of exchange rate changes on cash and cash equivalents	(3)	(33)
Cash and cash equivalents at beginning of period	1,883	1,427
Cash and cash equivalents at end of period	$2,265	$2,465

58	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$2,265	$1,883
Current income taxes receivable	92	92
Trade and settlement receivables	1,709	1,527
Inventories	2,779	2,685
Prepaids and other current assets	512	540
Assets held for sale	–	1,566
	7,357	8,293
Non-current assets held for sale (Note 3(b)	176	173
Financial and other assets	1,635	1,466
Investment in joint venture	1,144	1,139
Property, plant and equipment	42,254	40,095
Deferred income tax assets	75	75
Goodwill	1,117	1,118
	$53,758	$52,359
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$4,438	$4,367
Current portion of debt (Note 9)	493	616
Current portion of lease liabilities	128	132
Current income taxes payable	698	104
Liabilities associated with assets held for sale	–	645
	5,757	5,864
Debt (Note 9)	6,542	6,551
Lease liabilities	443	439
QB2 advances from SMM/SC	2,586	2,279
Deferred income tax liabilities	6,593	6,778
Retirement benefit liabilities	439	420
Provisions and other liabilities	3,918	3,517
	26,278	25,848
Equity
Attributable to shareholders of the company	26,316	25,473
Attributable to non-controlling interests	1,164	1,038
	27,480	26,511
	$53,758	$52,359

59	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,133	6,201
Share repurchases	–	(22)
Issued on exercise of options	25	221
End of period	6,158	6,400
Retained earnings
Beginning of period	18,065	16,343
Profit for the period attributable to shareholders of the company	1,140	1,571
Dividends paid	(321)	(337)
Share repurchases	–	(68)
Remeasurements of retirement benefit plans	5	(54)
End of period	18,889	17,455
Contributed surplus
Beginning of period	207	253
Share option compensation expense (Note 10(a))	8	6
Transfer to Class B subordinate voting shares on exercise of options	(6)	(52)
End of period	209	207
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	1,062	202
Other comprehensive loss	(3)	(119)
Less remeasurements of retirement benefit plans recorded in retained earnings	(5)	54
End of period	1,054	137
Non-controlling interests
Beginning of period	1,038	768
Profit (loss) for the period attributable to non-controlling interests	35	(13)
Other comprehensive loss attributable to non-controlling interests	(1)	(12)
Contributions from non-controlling interests	104	41
Distributions to non-controlling interests	(12)	(18)
End of period	1,164	766
Total equity	$27,480	$24,971

60	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On April 25, 2023, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, allowing for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

During the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. As at March 31, 2023, we have not yet transitioned the remaining financial instruments that use the LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

61	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our annual financial statements.

3.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

a)	Fort Hills sale transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

•	aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA; and
•	a financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take or pay toll commitment.

We recognized a post-tax loss of approximately $8 million, which is presented in loss from discontinued operations upon closing of this transaction.

i)	Results of discontinued operations of the Fort Hills disposal group

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Revenue	$143	$416
Cost of sales	(161)	(326)
Gross profit (loss)	(18)	90
Other operating expense	–	(1)
Profit (loss) from discontinued operations	(18)	89
Net finance expense	(2)	(6)
Non-operating expense	–	(1)
Profit (loss) from discontinued operations before taxes	(20)	82
Recovery of (provision for) income taxes	2	(30)
Profit (loss) from discontinued operations after taxes	(18)	52
Post-tax loss on sale	(8)	–
Profit (loss) from discontinued operations	$(26)	$52

62	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS, continued

b)	San Nicolás arrangement

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. We reclassified property, plant and equipment and other assets of $176 million related to San Nicolás to non-current assets held for sale. We assessed the fair value of the San Nicolás assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. Subsequent to the quarter, the transaction closed on April 6, 2023.

4.	TRANSACTIONS

a)	Elk Valley Resources

On February 18, 2023, Teck’s Board of Directors approved, subject to court and shareholder approvals, the reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the specified assets and liabilities of the steelmaking coal business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the “Transition Capital Structure”), as well as issue EVR common shares. Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange their direct interest in the Greenhills operations, for EVR’s common shares and a percentage of the Transition Capital Structure. In addition, under the terms of the agreement and through a series of steps, Teck will receive approximately $1.0 billion from NSC, in order for NSC to increase its interest in the Transition Capital Structure. Completion of the transaction is subject to court and shareholder approvals and the outcome of the approvals remain uncertain. If the applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

b)	Sunset of Dual Class Share Structure

On February 18, 2023, Teck’s Board of Directors approved, subject to court, shareholder and other approvals, a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On the effective date of the Dual Class Amendment, each Teck Class A common share will be acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share. The terms of the new Class A common shares will be identical to the current terms of Class A common shares, except that the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on the sixth anniversary of the effective date of the Dual Class Amendment on a one-for-one basis, and for no additional consideration or premium. In addition to court and Teck shareholder approvals, the Dual Class Amendment is subject to customary conditions, including approval of the Toronto Stock Exchange.

63	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS, continued

c)	Quintette sale transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

•	cash of $30 million related to a non-refundable deposit and cash received upon closing;
•	a financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments; and
•	a mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment, which reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine.

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

d)	Mesaba arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet) forming a 50:50 joint arrangement to advance PolyMet's NorthMet Project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

This was a non-cash transaction. We have measured the fair value of the assets and liabilities contributed by Polymet through reference to market share price data, adjusted for transaction specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 14).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

64	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation. Revenue related to Fort Hills is disclosed as part of Note 3, Assets Held for Sale and Discontinued Operations.

(CAD$ in millions)	Three months ended March 31, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$659	$–	$–	$659
Zinc	61	551	–	612
Steelmaking coal	–	–	2,406	2,406
Silver	8	71	–	79
Lead	1	45	–	46
Other	34	82	–	116
Intra-segment	–	(133)	–	(133)
	$763	$616	$2,406	$3,785

(CAD$ in millions)	Three months ended March 31, 2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$811	$–	$–	$811
Zinc	88	857	–	945
Steelmaking coal	–	–	2,766	2,766
Silver	12	101	–	113
Lead	1	57	–	58
Other	18	96	–	114
Intra-segment	–	(191)	–	(191)
	$930	$920	$2,766	$4,616

65	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Settlement pricing adjustments	$87	$181
Share-based compensation (Note 10(a))	(22)	(110)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(17)	82
Care and maintenance costs	(15)	(13)
Social responsibility and donations	(12)	(13)
Gain (loss) on sale or contribution of assets	258	(2)
Commodity derivatives	6	49
Take or pay contract costs	(25)	(28)
Elkview business interruption claim	102	–
Other	(55)	(29)
	$307	$117

7.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2023	2022
Debt interest	$119	$78
Interest on advances from SMM/SC	52	12
Interest on lease liabilities	5	3
Letters of credit and standby fees	10	9
Accretion on decommissioning and restoration provisions	43	37
Other	8	4
	237	143
Less capitalized borrowing costs	(176)	(98)
	$61	$45

66	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2023	2022
QB2 variable consideration to IMSA and ENAMI	$(2)	$(99)
Foreign exchange gains	40	13
Other	(11)	5
	$27	$(81)

9.	DEBT

($ in millions)	March 31, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.75% notes due February 2023 (a)	$–	$–	$–	$108	$147	$147
3.9% notes due July 2030	503	626	673	503	614	673
6.125% notes due October 2035	336	474	449	336	452	449
6.0% notes due August 2040	473	648	638	480	631	648
6.25% notes due July 2041	396	562	531	396	531	531
5.2% notes due March 2042	395	492	529	395	471	529
5.4% notes due February 2043	367	465	492	367	448	492
	2,470	3,267	3,312	2,585	3,294	3,469
QB2 project financing facility (b)	2,500	3,386	3,324	2,500	3,419	3,322
Carmen de Andacollo short-term loans (c)	70	95	95	52	71	71
Antamina loan agreement (d)	225	304	304	225	305	305
	$5,265	$7,052	$7,035	$5,362	$7,089	$7,167
Less current portion of debt	(364)	(493)	(493)	(454)	(616)	(616)
	$4,901	$6,559	$6,542	$4,908	$6,473	$6,551

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 14).

67	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

a)	Note Redeemed

In the first quarter of 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

b)	QB2 Project Financing Facility

As at March 31, 2023, the US$2.5 billion limited recourse QB2 project financing facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

c)	Carmen de Andacollo Short-Term Loans

As at March 31, 2023, we had $95 million (US$70 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at March 31, 2023. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease, or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at March 31, 2023, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.16 to 1.0 at March 31, 2023, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2023, we had $2.7 billion of letters of credit outstanding.

We also had $849 million in surety bonds outstanding at March 31, 2023, to support current and future reclamation obligations.

68	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2023, we granted 1,325,200 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $54.47, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.69 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.9 years
Risk-free interest rate	3.52%
Dividend yield	0.92%
Expected volatility	42%

Share-based compensation expense related to stock options of $8 million (2022 – $6 million) was recorded for the three months ended March 31, 2023.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the three months ended March 31, 2023, we issued 739,620 Units. The total number of Units outstanding at March 31, 2023 was 6,327,538. Share-based compensation expense related to Units of $14 million (2022 – $104 million) was recorded for the three months ended March 31, 2023.

Total share-based compensation expense was $22 million (2022 – $110 million) (Note 6) for the three months ended March 31, 2023.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	March 31, 2023	March 31, 2022
Currency translation differences	$960	$68
Gain on marketable equity and debt securities (net of tax of $(12) and $(9)	94	70
Share of other comprehensive loss of associates and joint ventures	–	(1)
	$1,054	$137

c)	Dividends

Dividends of $0.625 per share, totalling $321 million, were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2023.

69	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY, continued

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled.

In the first quarter of 2023, there were no purchases and no cancellations of Class B subordinate voting shares.

In the first quarter of 2022, we purchased 1,813,900 Class B subordinate voting shares for $90 million, of which 1,613,900 were cancelled. Subsequent to March 31, 2022, the remaining 200,000 Class B subordinate voting shares purchased in March 2022 were cancelled and we purchased and cancelled an additional 200,000 shares for $10 million. In total, 2,013,900 Class B subordinate voting shares were purchased and cancelled for $100 million.

11.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we have changed the composition of our reportable segments. Accordingly, the energy segment is no longer presented below, with information disclosed in Note 3, Assets Held for Sale and Discontinued Operations. We have also re-presented the previously reported segment information for the three months ended March 31, 2022.

70	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$763	$749	$2,406	$–	$3,918
Less: Intra-segment revenue	–	(133)	–	–	(133)
Revenue (Note 5)	763	616	2,406	–	3,785
Cost of sales	(502)	(488)	(1,129)	–	(2,119)
Gross profit	261	128	1,277	–	1,666
Other operating income (expense)	244	(13)	243	(285)	189
Profit (loss) from operations	505	115	1,520	(285)	1,855
Net finance income (expense)	(120)	(11)	(25)	126	(30)
Non-operating income (expense)	34	1	(3)	(5)	27
Share of profit of associates and joint ventures	4	–	–	–	4
Profit (loss) before taxes from continuing operations	423	105	1,492	(164)	1,856
Capital expenditures from continuing operations	1,198	49	328	6	1,581
Goodwill	415	–	702	–	1,117
Total assets from continuing operations	26,163	4,495	18,593	4,507	53,758
Total assets from discontinued operations - unallocated	–	–	–	–	–
Total assets	26,163	4,495	18,593	4,507	53,758

	Three months ended March 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$930	$1,111	$2,766	$–	$4,807
Less: Intra-segment revenue	–	(191)	–	–	(191)
Revenue (Note 5)	930	920	2,766	–	4,616
Cost of sales	(479)	(673)	(986)	–	(2,138)
Gross profit	451	247	1,780	–	2,478
Other operating income (expense)	57	(6)	72	(111)	12
Profit (loss) from operations	508	241	1,852	(111)	2,490
Net finance income (expense)	(35)	(12)	(22)	26	(43)
Non-operating income (expense)	(92)	(1)	(9)	21	(81)
Share of profit of associates and joint ventures	2	–	–	–	2
Profit (loss) before taxes from continuing operations	383	228	1,821	(64)	2,368
Capital expenditures from continuing operations	783	43	240	3	1,069
Goodwill	384	–	702	–	1,086
Total assets from continuing operations	18,788	4,116	18,356	5,177	46,437
Total assets from discontinued operations - unallocated	–	–	–	–	2,387
Total assets	18,788	4,116	18,356	5,177	48,824

71	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2023, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs’ on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. TML has largely exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, also in the second phase, liability associated with air emissions from the Trail facility is no longer part of the case under CERCLA. Plaintiffs exhausted their appeal rights in respect of that decision. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages. In March 2022, the State of Washington was granted leave to amend its complaint to seek alleged damages under the Model Toxics Control Act (MTCA), the state law equivalent of CERCLA, premised on both air emissions and discharges to the river. In April 2022, TML filed a motion to dismiss the MTCA claims. The Trial Court initially denied TML's motion to dismiss those claims, but in the first quarter of 2023, following a TML motion for reconsideration, the Trial Court reversed itself and dismissed the State’s MTCA claims. The State of Washington has filed a further motion challenging parts of this decision and seeking clarification of other parts.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the CERCLA claims are not fully developed and they should therefore be dismissed. The motion was denied but not decided on the merits, and TML has sought reconsideration.

A hearing with respect to natural resource damages and assessment costs is scheduled for 2024.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties which could be material.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $102 million in the first quarter of 2023 and we are in the process of collecting the balance of the claim.

72	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

73	Teck Resources Limited 2023 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2023 and December 31, 2022, are summarized in the following table:

(CAD$ in millions)	March 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,069	$–	$–	$2,069	$1,624	$–	$–	$1,624
Marketable and other equity securities	74	–	153	227	69	–	150	219
Debt securities	163	–	–	163	159	–	–	159
Settlement receivables	–	997	–	997	–	1,118	–	1,118
Derivative instruments and embedded derivatives	–	77	–	77	–	74	–	74
	$2,306	$1,074	$153	$3,533	$1,852	$1,192	$150	$3,194

Financial liabilities
Derivative instruments and embedded derivatives	$–	$149	$–	$149	$–	$149	$–	$149
Settlement payables	–	54	–	54	–	45	–	45
	$–	$203	$–	$203	$–	$194	$–	$194

Unless disclosed elsewhere in our financial statements (Note 9), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

15.	FINANCIAL RISK MANAGEMENT

Concentration of Credit Risk

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty

74	Teck Resources Limited 2023 First Quarter News Release